UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 23, 2018, DBV Technologies S.A. (the “Company”) issued a press release announcing the closing of its underwritten global offering (the “Offering”) of an aggregate of 3,527,752 ordinary shares in (i) a public offering of 1,392,015 ordinary shares in the form of 2,784,030 American Depositary Shares (“ADSs”) in the United States, Canada and certain other countries outside Europe at a public offering price of $21.26 per ADS (on the basis of an exchange rate of $1.2246=€1.00) and (ii) a concurrent private placement of 2,135,737 ordinary shares in Europe (including France) at a public offering price of €34.71 per ordinary share.

In addition, the Company announced that the underwriters for the global offering exercised in full their option to purchase an additional (i) 320,360 ordinary shares and (ii) 417,604 ADSs, on the same terms and conditions (the “Option”), bringing the anticipated total gross proceeds from the global offering to approximately $172.5 million (€140.8 million). The closing of the Option is expected to occur on March 26, 2018, subject to customary closing conditions. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

In connection with the Offering, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with entities affiliated with Baker Bros. Advisors LP (“Baker Brothers”), pursuant to which the Company is required, upon the request of Baker Brothers, to file a registration statement covering, and use its reasonable best efforts to effect the registration of the ordinary shares, including in the form of ADSs, requested to be registered for public resale. These rights include demand registration rights and piggyback registration rights. A demand for registration may not be made until six months after the completion of the Offering. The registration rights granted under the Registration Rights Agreement will terminate ten years following the completion of the Offering.

The Registration Rights Agreement is filed as Exhibit 4.1 to this Form 6-K and is incorporated by reference herein. The description of the Registration Rights Agreement in this Form 6-K is a summary and is qualified in its entirety by the terms of the Registration Rights Agreement.

The information contained in this Form 6-K, including Exhibit 1.1 hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-212708) and S-8 (File No. 333-199513).

Forward-Looking Statements

Statements in this Form 6-K that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Option, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. For a discussion of these and other factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F, under the caption “Risk Factors.” You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

EXHIBIT LIST

Exhibit	Description

4.1	Registration Rights Agreement, dated as of March 23, 2018, between the Company, 667, L.P. and Baker Brothers Life Sciences, L.P.

99.1	Press Release dated March 23, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: March 23, 2018	By:	/s/ David Schilansky
Name David Schilansky
Title: Deputy Chief Executive Officer